KOLASCO CORP.
1005-63 CALLOWHILL DR.
TORONTO, ON, M9R 3L6
CANADA

July 16, 2012

United States Securities and Exchange Commission
Washington, DC 20549

Re: Kolasco Corp.'s - Registration Statement on Form S-1
    Amendment No. 3
    Filing No. 333-180459

Dear: Celeste M. Murphy

In response to your letter dated June 20, 2012 which included comments regarding our registration statement, we have prepared the following responses:

GENERAL

COMMENT: 1

WE NOTE YOUR RESPONSE TO COMMENT 1 FROM OUR LETTER DATED MAY 30, 2012. PLEASE REVISE YOUR DISCLOSURE TO STATE SIMPLY THAT THE SALES PRICE FOR THE DURATION OF THE OFFERING FROM THE SELLING SHAREHOLDERS WILL BE FIXED. AS IT READS NOW, YOUR DISCLOSURE IMPLIES THE SALES PRICE WILL BE FIXED UNTIL THE SHARES ARE POTENTIALLY TRADED ON THE OTCBB AND NOT THE FULL DURATION OF THE OFFERING.

RESPONSE: We disclose that the sales price from the selling shareholders will be fixed for full duration of the offering.

COMMENT: 2

WE NOTE YOUR RESPONSE TO COMMENT 2 FROM OUR LETTER DATED MAY 30, 2012 AND REISSUE IN PART. PLEASE REVISE YOUR DISCLOSURE TO PROVIDE A RISK FACTOR EXPLAINING THAT THIS ELECTION ALLOWS YOU TO DELAY THE ADOPTION OF NEW OR REVISED ACCOUNTING STANDARDS THAT HAVE DIFFERENT EFFECTIVE DATES FOR PUBLIC AND PRIVATE COMPANIES UNTIL THOSE STANDARDS APPLY TO PRIVATE COMPANIES. PLEASE STATE IN YOUR RISK FACTOR THAT, AS A RESULT OF THIS ELECTION, OUR FINANCIAL STATEMENTS MAY NOT BE COMPARABLE TO COMPANIES THAT COMPLY WITH PUBLIC COMPANY EFFECTIVE DATES. INCLUDE A SIMILAR STATEMENT IN YOUR CRITICAL ACCOUNTING POLICY DISCLOSURES.

RESPONSE: We have made required revisions.

Thank you.

Sincerely,


/s/ MYKOLA OGIR
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MYKOLA OGIR
Director